Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2008

Results of operations – management discussion

Three months ended March 31, 2008 versus three months ended March 31, 2007

The Company has effected a two-for-one stock split paid November 14, 2007. All share and per share amounts disclosed below and in the attached Financial Statements give effect to this stock split retroactively.

(Percentage changes are based on the full numbers in the accompanying financial statements)

Voyage revenues

Voyage revenues from vessels were $136.7 million during the quarter ended March 31, 2008 compared to $115.3 million during the quarter ended March 31, 2007, an increase of $21.5 million or 18.6%. The increase was primarily due to there being the equivalent of almost six vessels more or, in terms of days available for trading, an increase of 526 days compared to the same quarter in 2007. The average number of vessels during the first quarter 2008 was 43.1 compared to 37.7 in the first quarter 2007. Since the previous year’s period the Company took delivery of the ice-class suezmax Antarctic, the newly designed aframax Sakura Princess, the panamaxes Selecao and Socrates, and the three ice-class handysize product carriers, Aegeas, Byzantion and Bosporos. Also, the Company sold to the same buyer the aframaxes Maria Tsakos, Athens 2004 and Olympia.

Revenue earned per vessel on average within the first quarter was similar to the previous year’s first quarter with a robust market. The average daily revenue per vessel for the quarter, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $31,387 per day compared to $31,649 for the previous year’s first quarter. The number of days utilized in profit-share arrangements totaled 2,128 compared to 1,688 in the first quarter, 2007. The number of days employed on spot and contract of affreightment voyages fell to 671 days from 798 days, while those on pure time-charter without profit share increased by 339 days. Taken together with the continued move towards profit sharing, this indicates a further shift in policy to strengthening bottom line protection while also increasing the ability to exploit any upside movements in the freight market.

The various tanker categories achieved the following average rates, after deducting voyage expenses, during the first quarter (last year’s first quarter averages in parentheses):- VLCCs earned an average $39,460 ($30,652), Suezmaxes $42,166 ($39,928), Aframaxes $36,937 ($41,009), Panamaxes $23,125 ($21,334), Handymax product carriers $20,316 ($22,837) and Handysize product carriers $19,568 ($20,413). (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add a notional operating expense per day in order to render the bare-boat charter comparable to a time-charter. The shipping industry uses time charter equivalent to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters.)

The similarity in rates is partly due to the similarity in market conditions between the two quarters. Also, the product carriers on profit-sharing arrangements earned only the fixed minimum rate, thereby protecting the overall income stream as actual market rates were frequently below our fixed minimums. For two VLCCs and two panamaxes, due to the accounting requirements for profit-shared revenue, which is determined at the end of six month periods, only the assured determinable rates may be accounted for until profit-share determination is performed. This affected the December revenue accounted for La Prudencia and La Madrina, and the first quarter revenue accounted for Maya and Andes.

Total productivity achieved by the fleet in the first quarter 2008 was 98.3% compared to 94.4% for the first quarter of 2007. The days lost in 2008 include the dry-docking of Maya, and the start of the dry-docking of Inca. In the first quarter of 2007, lost days relate to Vergina II, which was in dry-dock undergoing upgrade to double-hull, and repair work on the Propontis.

Commissions

Commissions amounted to $4.5 million, or 3.3% of revenue from vessels, during the quarter ended March 31, 2008, compared to $4.1 million, 3.5% of revenue from vessels, for the quarter ended March 31, 2007. The decrease was due to changes in employment of several vessels to alternative employment on which lower commission was charged.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer. Voyage expenses were $16.6 million during the quarter ended March 31, 2008, compared to $14.7 million during the prior year’s first quarter, a 12.5% increase.

Although voyage expenses are highly dependent on the voyage patterns followed, part of the change between quarters can be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. However, the number of days on these types of charters actually fell by 16%. The increase in voyage expenses, therefore, is explained mainly by the cost of bunker (fuel), which in the first quarter of 2008 accounted for 77% of total voyage expenses, increasing in line with the significant rise in the price of oil during 2008.

Charter hire expense

During the first quarter 2008 total charter hire expenses related to two vessels on lease-back, Cape Baker and Cape Balboa and amounted to $4.1 million. In the same quarter of 2007, charter hire expense amounted to $4.5 million as, for part of the quarter, Olympia, was also on hire before being re-acquired.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and the two vessels which are chartered-in (Cape Baker and Cape Balboa). Total operating costs were $32.8 million during the quarter ended March 31, 2008 as compared to $22.7 million during quarter ended March 31, 2007, an increase of 44.4%, due to the increase in the average number of vessels during the period and an increase in the costs of certain goods and services, described below.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses increased to $8,969 for the quarter ended March 31, 2008 from $7,292 for the quarter ended March 31, 2007, a 23.0% increase. This increase is mainly due to higher crew costs due to large pay increases, a reflection of the growing shortage of skilled seafarers, but also due to further weakening of the dollar against the Euro (by over 14% between the two quarters), most of our vessel officers being paid in Euro. Repair costs also increased for vessels in dry-dock as advantage was taken of the dry-docking to also perform routine repairs which were expensed immediately.

Depreciation

Depreciation was $20.3 million during the quarter ended March 31, 2008 compared to $18.1 million during the quarter ended March 31, 2007, an increase of 12.0%, partly due to the addition of seven new and mostly high-value vessels, offset by the sale of three older vessels, but also by the change in residual value. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. Previously this was calculated at $180 per lightweight ton. As from January 1, 2008, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $300 per lightweight ton. We have taken this decision as steel prices and related scrap values have increased substantially over the past ten years and are currently at historically high levels. The impact of the increase in the scrap price used in the estimation of residual values will be a decrease in depreciation expense based on the existing fleet by approximately $1 million per quarter going forward. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

Amortization of deferred charges

During the quarter ended March 31, 2008, amortization of deferred drydocking charges was $1.7 million, compared to $0.7 million during the quarter ended March 31, 2007. The increase is due to the completion of dry-dockings on five owned vessels since March 31, 2007, partly offset by the sale of two vessels since then on which there were still balances of unamortized deferred charges which were included in the determination of gains on sale.

Management fees

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. The management agreement had been amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bare-boat basis. Additionally, according to the same amendments, from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased to $23,000 and, for chartered-in vessels, to $17,000.

Management fees totaled $2.9 million during the quarter ended March 31, 2008 compared to $2.2 million for the quarter ended March 31, 2007, an increase of 32.1%, due to the increase in number of vessels and in the monthly fee.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.0 million during the quarter ended March 31, 2008 compared to $0.8 million during the previous year’s first quarter, an increase of 21.7% mainly due to increased audit related expenses.

The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs, excluding the stock compensation expense (see below), were $995 for the first quarter of 2008 compared to $889 for the first quarter of 2007, the increase being due to the increase in monthly management fees and audit fees. Together with the stock compensation expense, the daily overhead was $1,338 for the quarter compared to $1,173 in the first quarter, 2007.

Stock compensation expense

In March 2007, 186,000 restricted share units (RSUs) were issued to directors and officers of the Company and to officers of the vessels. These RSUs are valued at the share price on the date of issuance. A further 394,000 were issued at the same date to the staff of the commercial and technical managers (i.e. non-employees) and will be finally valued at the share price on vesting, the value revised accordingly at each quarter-end for calculating amortization. 50% of the RSUs issued in March 2007 will vest on December 31, 2008 and the remaining 50% on December 31, 2010. A further 4,650 RSUs were issued on June 1, 2007 to be shared between the non-executive directors to vest 100% on June 1, 2008. The compensation expense of $1.3 million represents the combined amortization for the first quarter, compared to $1.0 million for the quarter ended March 31, 2007. The primary reason for the increase relates to the rise in share price on which the value of those RSUs issued to non-employees since issuance date is based.

Amortization of the deferred gain on the sale of vessels

The Company sold two suezmaxes in a sale and leaseback transaction in 2003. The total gain of $15.8 million was deferred and is being amortized over the five year minimum charter period. The amortization of this gain amounted to $0.8 million for both first quarters of 2007 and 2008. In the fourth quarter of 2008, both vessels will be re-acquired by the Company, the options to repurchase the vessels for $47.5 million each having been declared in April 2008. The vessels are currently valued at over $90 million each.

Gain on sale of vessels

The Company sold the aframax Olympia during the first quarter of 2008 for $63.1 million realizing a capital gain of $34.6 million. As there was no debt outstanding on this vessel at the time of sale, virtually all of the sales proceeds represent free cash for the Company. In the first quarter 2007, the panamax Bregen was sold for a capital gain of $6.4 million.

Operating income

Income from vessel operations was $86.4 million during the first quarter 2008 compared to $53.6 million during the first quarter 2007, representing a 61.2% increase.

Interest and finance costs

Interest and finance costs were $23.8 million for the first quarter of 2008 compared to $15.5 million for the quarter ended March 31, 2007, an overall 53.4% increase. Loan interest in the first quarter 2008 increased by 4.7% to $19.6 million from $18.7 million in the first quarter of 2007. Total average bank loans were approximately $1,395 million for the first quarter of 2008 compared to $1,240 million for the previous year’s first quarter. The average all-in loan finance cost in the first quarter of 2008, taking account of net swap interest received, was 5.62% compared to 5.58% in the previous year’s first quarter.

There was a non-cash negative net movement of $6.6 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the first quarter of 2008, compared to a negative movement of $2.0 million in the first quarter of 2007.

Capitalized interest in the first quarter of 2008 was $1.8 million compared to $2.6 million in the previous year, the reduction being due to the smaller remaining new building program, eleven vessels having been delivered since the beginning of 2007.

Amortization of loan expenses was $0.2 million against $0.3 million in the prior year first quarter. Other loan charges were $0.1 million in both the first quarter 2008 and 2007.

Interest and investment income

Total income derived from bank deposits and investments was $2.2 million during the first quarter of 2008 and $6.0 million during the quarter ended March 31, 2007. There was no investment income in the first quarter 2008 while in the first quarter 2007, there was investment income of $3.8 million mainly from unrealized gains on valuation changes.

Other, net

During the first quarter of 2008, other net income amounted to $0.2 million compared to $0.5 million of net expenses in the quarter ended March 31, 2007.

Net income

As a result of the foregoing, net income for the quarter ended March 31, 2008 was $65.1 million, or $1.70 per share, diluted, versus $43.5 million, or $1.14 earnings per share, diluted, during the quarter ended March 31, 2007.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2010, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $112.5 million at March 31, 2008, compared to $109.9 million as at March 31, 2007. Non-restricted cash balances at March 31, 2008 were $292.1 million compared to $181.4 million at March 31, 2007, the 2008 balances being boosted by the sale of the debt-free Olympia.

Net cash provided by operating activities was $68.9 million in the quarter ended March 31, 2008 compared to $69.1 million in the previous year’s first quarter, the operational results in the first quarter of 2008, after excluding capital gains and adding back non-cash items being similar to those of the prior year first quarter.

Expenditure on dry-dockings is deducted from net income to calculate cash generated by operating activities. This amounted to $2.1 million expenditure during the first quarter 2008, compared to $0.4 million expenditure incurred in the previous year’s first quarter.

Net cash from investing activities was $34.8 million for the quarter ended March 31, 2008, compared to net cash used in the quarter ended March 31, 2007 of $247.8 million. Net funds paid for the acquisition and improvements of vessels in the first quarter of 2008 amounted to $26.0 million, mostly relating to the delivery of the two new panamaxes, Selecao and Socrates, while in the equivalent period in 2007, $241.0 million was paid mainly in relation to the delivery of the Neo Energy, Arctic, Izumo Princess and Andromeda and the completion of the upgrade of the Vergina II to double-hull. Net proceeds from the sale of the Olympia amounted to $62.1 million in the first quarter 2008. In the first quarter of 2007, $22.9 million was received for the sale of the Bregen and $5.0 million on the sale of an investment.

In the first quarter of 2008, advances for vessels under construction amounted to only $1.3 million compared to $34.6 million in the first quarter of 2007. The total number of vessels on order as at March 31, 2008 was six compared to thirteen at March 31, 2007. The six vessels are to be delivered between October 2008 and January 2010 with a total contract value of $360.4 million of which $71.1 million had been paid by March 31, 2008.

Net cash from financing activities was $7.0 million in the quarter ended March 31, 2008, compared to $198.1 million during the quarter ending March 31, 2007. New debt draw-downs amounted to $24.3 million in the first quarter of 2008, while in the first quarter 2007 proceeds from debt amounted to $199.4 million. There were loan repayments of $10.9 million in the first quarter of 2008 compared to $2.4 million in the first quarter of 2007.

Total debt outstanding increased from $1,390 million at the beginning of the first quarter 2008 to $1,403 million by quarter end. The debt to capital ratio was 62.1% by March 31, 2008 (or 56.4% on a net of cash basis). No interest rate swaps were arranged during the first quarter, although four non-hedging interest rate swaps were terminated. Interest rate swap coverage, plus other fixed rate coverage, on outstanding loans was approximately 68%.

As part of the stock repurchase program, in the first quarter of 2008, 265,600 shares were bought and cancelled under a pre-set plan, at a cost of $8.3 million. No stock was repurchased in the first quarter of 2007.

A final dividend of $0.90 was declared for the fiscal year 2007, which was paid on April 30, 2008 and amounted to $33.9 million. A first dividend of $0.825 for the fiscal year 2007 had been paid on October 26, 2007, which totaled $31.4 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.